UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2010

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

D.N. Shikmim
Reem 79813, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On October 1, 2010, the registrant issued a press release “Fashion TV HD Now Available on RRsat Global Network on Intelsat-805 Satellite for Distribution over North, Central and South America”. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

On October 1, 2010, the registrant issued a press release “RRsat’s Shlomi Izkovitz Named 2010 Promise Award Recipient by the Society of Satellite Professionals International”. A copy of the press release is attached as Exhibit 99.2 to this report and is incorporated herein by reference.

Exhibits

Exhibit 99.1.	Press release of the registrant, dated October 1, 2010, "Fashion TV HD Now Available on RRsat Global Network on Intelsat-805 Satellite for Distribution over North, Central and South America".

Exhibit 99.2	Press release of the registrant, dated October 1, 2010, "RRsat’s Shlomi Izkovitz Named 2010 Promise Award Recipient by the Society of Satellite Professionals International".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID ABER
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: October 4, 2010

Exhibit Index

Exhibit 99.1.	Press release of the registrant, dated October 1, 2010, "Fashion TV HD Now Available on RRsat Global Network on Intelsat-805 Satellite for Distribution over North, Central and South America".

Exhibit 99.2.	Press release of the registrant, dated October 1, 2010, "RRsat’s Shlomi Izkovitz Named 2010 Promise Award Recipient by the Society of Satellite Professionals International".